EXHIBIT 99.1

NEWS RELEASE

For immediate release

Nexen Declares Dividend for Series 2 Preferred Shares

Calgary, Alberta, December 3, 2012 – The Board of Directors of Nexen Inc. (TSX: NXY.PR.A) has declared the quarterly dividend on its Series 2 Preferred Shares (the "Preferred Shares") of $0.3125 per Preferred Share payable December 31, 2012 to holders of record on December 19, 2012.

About Nexen
Nexen Inc. is a Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact:	For media and general inquiries, please contact:

Janet Craig Vice President, Investor Relations (403) 699-4230	Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com